Exhibit 21.1

List of Subsidiaries of Qilun Group Inc.

Name of Subsidiaries	Jurisdiction
Qilun Group Limited (Hong Kong)	Hong Kong
Qilun Culture (HK) Co., Limited	Hong Kong
Oriental Dream and Strategic Research Institute Limited	Hong Kong
Qilun Holding (Shenzhen) Co., Ltd.	PRC
Qilun Culture (Shenzhen) Group Co., Ltd.	PRC
Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd.	PRC
Shenzhen Houhaitang Culture Communication Co., Ltd.	PRC